

Mail Stop 3720

December 15, 2016

Mr. Doron Arazi
Executive Vice President and Chief Financial Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

> **Re:** **Ceragon Networks Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 000-30862**

Dear Mr. Arazi:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 15(b) Management's Annual Report on Internal Control over Financial Reporting, page 94

1.   Please revise as follows:

   a. to identify the COSO framework that you used to conduct an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2015; and

   b. to state your conclusion concerning the effectiveness of your Company's internal control over financial reporting. In this regard, we note your qualified conclusion stating that "*the Company's internal control over financial reporting in Brazil* is now effective," instead of "*the Company's internal control over financial reporting*" as referenced in your auditor's report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding any comment on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications